Skadden, Arps, Slate, Meagher & Flom llp

One manhattan west

New York, New York 10001

TEL: (212) 735-3000

FAX: (212) 735-2000

WWW.SKADDEN.COM

DIRECT DIAL (212) 735-3574 DIRECT FAX (917) 777-3574 EMAIL ADDRESS DAVID.GOLDSCHMIDT@SKADDEN.COM	September 30, 2020

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VIA EDGAR Todd Schiffman Division of Corporation Finance Office of Real Estate & Construction U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	NextGen Acquisition Corporation
Registration Statement on Form S-1
Filed September 18, 2020
File No. 333-248921

Dear Mr. Schiffman:

On behalf of NextGen Acquisition Corporation (the “Company” or “we”), in connection with the proposed initial public offering of the Company’s securities, we submit the below in response to the comment of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated September 25, 2020, concerning the Company’s Registration Statement on Form S-1 filed on September 18, 2020.

Form S-1

Exhibit 23.1

1.	The auditor’s consent references audit report dated August 14, 2020. However, the audit report included in the S-1 is dated August 17, 2020. Please revise, accordingly.

The Company will file the updated auditor’s consent with the next filing.

*   *   *

U.S. Securities and Exchange Commission

September 30, 2020

Please contact me at (212) 735-3574 should you require further information.

Very truly yours,

/s/ David J. Goldschmidt
David J. Goldschmidt

cc:	NextGen Acquisition Corporation
Patrick T. Ford

cc:	Ropes & Gray LLP
Paul Tropp, Esq. and Emily Oldshue, Esq.